April 2, 2020

Jay Farner
Chief Executive Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

       Re: Rocket Companies, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 6, 2020
           CIK No. 0001805284

Dear Mr. Farner:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Company Overview, page 1

1. Please provide us with the basis for your statement that you are the largest retail mortgage originator, serving 7.0% of a $2.0 trillion annual market.
2. We note statements throughout the summary regarding your plans and expectations for continued growth. Please discuss in greater detail any additional funding needs you will have to drive this growth and where you expect to source the funding. Please also address the fact that you do not intend to use any of the net proceeds of this offering to fund the growth of your business.
 Jay Farner
FirstName LastNameJay Farner
Rocket Companies, Inc.
Comapany NameRocket Companies, Inc.
April 2, 2020
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Summary Historical and Pro Forma Condensed Combined Financial Data, page 23

3. Please revise to disclose the significance of the disclosure of the MSR fair value multiple.
         In addition, disclose the weighted average annualized retained service fee in basis points for both originated and purchased MSRs for each of the periods presented.
4. Please revise to address why the "change in the collection/realization of cash flows" is not considered in the determination of adjusted revenue, given that an increase in this amount is considered a reduction of revenue due to higher prepayment speeds, which occurred in
         2019. In addition, address why these amounts are not considered in the determination of adjusted net income and adjusted EBITDA.
5. Please revise to address, in the determination of "Adjusted EBITDA" the reasons for adjusting for interest and amortization on non-funding debt and excluding interest on funding facilities
6. Please revise to also disclose the "net revenues" recognized for each of the "Other Rocket
         Companies" for the periods presented in order balance the presentation of gross revenues.
Risk Factors
We are subject to various legal actions that if decided adversely, page 39

7. Please place this risk factor in context by describing the "successful resolution" with the
         Department of Justice referenced on pages 102, 110, and 114.
We will be controlled by RHI, page 65

8. Please place this risk factor in context by disclosing that RHI will continue to control the outcome of matters submitted to stockholders as long as it owns at least 10% of your issued and outstanding common stock. We note your disclosure in the carryover paragraph at the top of page 204.
Future sales of our Class A common stock, page 68

9. Please clarify, if true, that future issuances of Class B or Class D common stock may be dilutive to Class A stockholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
101

10. Please revise to address how the CARES Act of 2020, as well as the recent Federal
         Reserve and U.S. Treasury actions, will impact the Company's loan servicing operations and liquidity requirements as well as other aspects of the Company's business.
Key Factors Affecting Results of Operations for Periods Presented, page 101

11. Refer to the last full paragraph on page 101. Please discuss more specifically your beliefs that you are "more nimble than [y]our competitors" and how this positions you to "act
 Jay Farner
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Rocket Companies, Inc.
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         quickly in response to market changes."
12. Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your disclosure that gain on sale margin has decreased because of a shift in mix attributed to the Partner Network segment and the fluctuations in estimated mortgage originations in 2020, 2021, and 2022 depicted in the graph on page 142. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of
         Release No. 33-8350.
Non-GAAP Financial Measures, page 103

13. Please revise to provide a specific and through discussion of each of the non-GAAP measures disclosed to address the significance and importance of each measure; details on how management utilizes the measures and provide a comparable GAAP measure.
Key Performance Indicators, page 106

14. Please revise to address how you utilize the key performance indicators in the evaluation of your business operations.
15. Please revise to disclose the level of reverse mortgage activity for the fiscal periods of
         2017 and 2018 in footnote (1).
16. We note that you include Rockethomes.com average unique monthly visits among the company's key performance indicators. Please revise to disclose how it is calculated and discuss any material assumptions or limitations associated with the metric.
Gain on sale of loans, net, page 111

17. Please revise to address the individual impact each of the components identified in footnote (2), had on the "gain on sale margin" during the comparative periods presented.
Loan servicing (loss) income, page 112

18. Please revise to address the changes in the discount rate between the periods presented and the reasons for the changes.
19. Please revise to address the reasons for the increase in the weighted average service fee rate during fiscal 2019. Please also revise to disclose the weighted average fees recognized on originated MSRs, purchased MSRs as well as fee percentages recognized on subservicing for the periods presented.
Expenses, page 118

20. Please revise to discuss and quantify the changes in client and average client acquisition costs recognized during the periods presented. We note that these costs are impacted by your various marketing capabilities, technology applications, and mortgage sources, as
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Rocket Companies, Inc.
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         well as partner relationships in any given period.
Summary results by segment for the years ended December 31, 2019, 2018 and 2017, page 119

21. Please revise to clearly define "contribution margin" and address its significance and how it is utilized by the Company.
Rocket Mortgage, page 133

22. Please briefly explain the reasons, for the last five years, for year-over-year fluctuations in
         Rocket Mortgage origination volume and market share. Refer to the graph on page 135.
Rock Connections, page 140

23. Please briefly substantiate that Rock Connections has a "proven track record of strengthening brand reputations and driving value. . . ."
Digital First Brand and Marketing, page 149

24. Please place the graph on page 150 in context by briefly discussing the reasons for the decreasing rate of year-over-year growth in client leads.
Market Demographics Will Drive Growth, page 160

25. Refer to the graph on page 161. Please describe the significance of site visits to originations through your direct to consumer and partner network segments and how the number of site visits is meaningful to investors. Please also discuss how site visits is calculated and any limitations or assumptions associated with this metric.
Description of Capital Stock
Conversion, Transferability and Exchange, page 204

26. Please clarify whether there are any "sunset" provisions that limit the lifespan of the Class
         B or Class D stock, other than those described here.
Choice of Forum, page 208

27. You state that the exclusive forum provision will not apply to claims under the federal securities law. Please confirm that this will be explicitly stated in your certificate of incorporation or, alternatively, tell us how you plan in future filings to make investors aware that the provision is not applicable to these claims.
Combined Statements of Income and Comprehensive Income, page F-4

28. Please revise to provide pro forma tax and earnings per share data (i.e. two class method)
         on the face of the historical financial statements given the planned reorganization transactions and conversion to a C Corporation. We reference section 3410.1 of the
         Division of Corporation Finance Financial Reporting Manual.
 Jay Farner
Rocket Companies, Inc.
April 2, 2020
Page 5
Notes to Combined Financial Statements
Note 1. Business, Basis of Presentation, and Accounting Policies
Revenue Recognition, page F-9

29. Please address the differences between the gross revenues recognized for Core Media as disclosed on pages 25 and 139 to the online consumer acquisition revenues disclosed on page F-9 for the periods presented.
Note 7. Transactions with Related Parties, page F-27

30. Please revise to ensure that all loans to related parties, as disclosed on pages 199-200 are appropriately reflected in the related party footnote disclosures.
8. Leases, page F-29

31. Please revise to disclose the basis and terms and conditions on which your variable lease payments are determined.
14. Minimum Net Worth Requirements, page F-39

32. Please revise to include the requirements of AC 948-10-50-3c as well as the significant servicing covenants required by 948-10-50-5.
Combined Financial Statements
16. Segments, page F-42

33. Please revise to disclose segment assets in accordance with ASC 280-10-50-30c as well as separately identified significant reconciling items in accordance with ASC 280-10-50-31.
Exhibits

34. Please file your licence agreement with Intuit as an exhibit to the registration statement or
FirstName LastNameJay Farner
       tell us why you are not required to do so. Please also tell us whether you intend to update
Comapany NameRocket Companies, Inc. material contracts, including any of your loan your exhibit index and file any other
       funding facilities, as exhibits to the registration statement.
April 2, 2020 Page 5
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 Jay Farner
FirstName LastNameJay Farner
Rocket Companies, Inc.
Comapany NameRocket Companies, Inc.
April 2, 2020
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        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Marc
Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      John Kennedy